Exhibit 99.2

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Security Exchange Commission	Tel Aviv Security Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the Changes in Holdings of Interested Parties, Officers, Directors

Regulation 33(a) of the Securities Regulations (Immediate and Periodic Reports), 1970

A.

Name: Eran Nahum Ballan

ID Number: 022012843

Type of Holder: SEVP, General Counsel and Company Secretary

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

1.	Security Identification Code of shares on the stock exchange held by the Holder: 1260538

Name and Type of Security: Unregistered Options

Type of Change: Conversion of Options

Date of Change: November 7, 2012

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 105,000 Options

Holding Percentage of this type of Securities on the last report: 13.70%

Change in number of Securities: -25,000 Options

Current Balance: 80,000 Options

Current Holding Percentage of this type of Securities: 20.57%

Current Holding Percentage of Share Capital and Voting Rights: 0.00%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.05%

2.	Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Type of Change: Conversion of Options into Ordinary Shares

Date of Change: November 7, 2012

Conversion Price: NIS 44.80 per share

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 632 Ordinary Shares

Holding Percentage of this type of Securities on the last report: 0.00%

Change in number of Securities: 4,023 Ordinary Shares

Current Balance: 4,655 Ordinary Shares

Current Holding Percentage of Share Capital and Voting Rights: 0.00%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.05%

3.	Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Type of Change: Sale of Ordinary Shares

Date of Change: October 16, 2012

Sale Price: NIS 45.11 per share

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 4,655 Ordinary Shares

Holding Percentage of this type of Securities on the last report: 0.00%

Change in number of Securities: -4,023 Ordinary Shares

Current Balance: 632 Ordinary Shares

Current Holding Percentage of Capital and Voting Rights: 0.00%

Current Holding Percentage of Capital and Voting Rights on a Fully Diluted Basis: 0.05%

B.

Name: Gil Kotler

ID Number: 022308498

Type of Holder: SEVP and CFO

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

1.	Security Identification Code of shares on the stock exchange held by the Holder: 1260538

Name and Type of Security: Unregistered Options

Type of Change: Conversion of Options

Date of Change: November 7, 2012

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 125,000 Options

Holding Percentage of this type of Securities on the last report: 34.38%

Change in number of Securities: -37,500 Options

Current Balance: 87,500 Options

Current Holding Percentage of this type of Securities: 22.49%

Current Holding Percentage of Share Capital and Voting Rights: 0.02%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.07%

2.	Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Type of Change: Conversion of Options into Ordinary Shares

Date of Change: November 7, 2012

Conversion Price: NIS 37.75

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 25,566 Shares

Holding Percentage of this type of Securities on the last report: 0.02%

Change in number of Securities: 37,500 Shares

Current Balance: 63,066 Shares

Current Holding Percentage of Share Capital and Voting Rights: 0.04%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.09%

3.	Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Type of Change: Sale of Ordinary Shares

Date of Change: November 7, 2012

Sale Price: NIS 45.05

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 63,066 Shares

Holding Percentage of this type of Securities on the last report: 0.04%

Change in number of Securities: -37,500 Shares

Current Balance: 25,566 Shares

Current Holding Percentage of Share Capital and Voting Rights: 0.02%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.07%

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.